FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August 18, 2003

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BRITISH COLUMBIA

ONTARIO

FORM 53-901F / FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1)

OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES

RULES (BRITISH COLUMBIA) AND SECTION 75(2) OF THE

SECURITIES ACT (ONTARIO).

ITEM    1.        REPORTING ISSUER

Forbes Medi-Tech Inc.

Suite 200 – 750 West Pender Street

Vancouver, BC

V6C 2T8

Telephone:  (604) 689-5899

ITEM    2.     DATE OF MATERIAL CHANGE

                        August 12, 2003

ITEM    3.     PRESS RELEASE

                        August 13, 2003 - Vancouver, British Columbia

ITEM    4.    SUMMARY OF MATERIAL CHANGE

                    Phyto-Source LP, a joint venture between Forbes and Chusei (USA) Inc., has closed its US$3 million term loan facility and US$1.5 million line of credit with Southwest Bank of Texas and has made the US$3 million advance loan payment to Forbes Medi-Tech Inc.

ITEM    5.    FULL DESCRIPTION OF MATERIAL CHANGE

Please see attached press release dated August 13, 2003.  Please also see the Company’s press release dated July 2, 2003 and Material Change Report (Form 53/901F / Form 27) dated July 14, 2003.

ITEM 6.           RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBA) AND SECTION 75(3) OF THE SECURITIES ACT (ONTARIO)

Not applicable.

ITEM    7.    OMITTED INFORMATION

Not applicable.

ITEM    8.    SENIOR OFFICER

Name:

Mr. Charles Butt

Title:

President & CEO

Phone No.:

(604) 689-5899

ITEM    9.    STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

August 13, 2003

Per:

(signed) “Charles Butt”

Date                                                                                        Signature

Charles Butt

Name of Officer

President & CEO

Title of Officer

Vancouver, British Columbia

Place

For Immediate Release:                                                                                                                                                                    August 13, 2003

Forbes Medi-Tech Announces Closing of Phyto-Source Financing

Vancouver, Canada Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that further to its news release dated July 2, 2003 Phyto-Source, LP has closed its US$3 million term loan facility and US$1.5 million line of credit with Southwest Bank of Texas and has made the US$3 million advance loan payment to Forbes. For further details regarding this transaction, please see news release dated July 2, 2003.

About Phyto-Source, LP

Phyto-Source, LP is a 50-50 manufacturing joint venture between Forbes and Chusei (USA) Inc. located in Pasadena, Texas. The Phyto-Source facility is currently the world’s largest wood sterol manufacturing plant capable of producing 1,000 metric tonnes annually to Good Manufacturing Practice (GMP) standards. The plant is a modular design, which can be expanded to accommodate the growing demand for the Company’s sterol-based ingredients.

About Southwest Bank of Texas

Southwest Bank of Texas is the largest independent bank headquartered in Houston, Texas, with $5.1 billion in assets. The Bank focuses on commercial lending and treasury management for businesses, private banking, wealth management and trust services for families and individuals, and retail and mortgage banking services. The Bank has 34 full-service branches located throughout the Houston metropolitan area.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

# # #

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, regarding the Company's future revenue, sales and production, which statements can be identified by the use of forward-looking terminology referring to future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, uncertainty as to the Company's ability to generate projected sales volumes and product prices;  the need for performance by buyers of contractual obligations; manufacturing risks; partnership/strategic alliance risks; the need to control costs and the possibility of unanticipated expenses;  the risk of technical obsolescence; intellectual property risks; the effect of competition, uncertainty of the size and existence of a market opportunity for the Company's products and the buyer's products; marketing risks; the Company's need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; product liability risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2003	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO